UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Translate Bio, Inc.

(Name of Subject Company)

Translate Bio, Inc.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

89374L104

(CUSIP Number of Class of Securities)

Ronald C. Renaud Jr.

President and Chief Executive Officer

Translate Bio, Inc.

29 Hartwell Avenue

Lexington, Massachusetts, 02421

(617) 945-7361

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With Copies to:

Krishna Veeraraghavan, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Translate Bio, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on August 16, 2021, relating to the tender offer by (i) Sanofi, a French société anonyme (“Sanofi”), (ii) Aventis Inc., a Delaware corporation and wholly owned subsidiary of Sanofi (“Aventis”), and (iii) Vector Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Aventis (“Purchaser”), to acquire all of the outstanding common stock of Translate Bio, $0.001 par value per share (collectively, the “Shares”) for $38.00 per Share (the “Offer Price”), to be paid to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Explanatory Note

While the Company believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable law and denies the allegations in the pending actions described in Item 8 “Additional Information” of the Schedule 14D-9, in order to avoid nuisance and possible expense and business delays, the Company has determined voluntarily to supplement certain disclosures in the Schedule 14D-9 related to plaintiffs’ claims with the supplemental disclosures set forth below under Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in such complaints and that any additional disclosure was or is required or material. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as applicable to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below. For clarity, new text within restated paragraphs from the Schedule 14D-9 is highlighted with bold, underlined text, and deleted text within restated paragraphs from the Schedule 14D-9 is highlighted with ~~strikethrough text~~.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph is added after the seventh paragraph under the heading “Background of the Merger”:

Translate Bio did not enter into a confidentiality or standstill agreement with Company B, Company C, Company D, or any other third-party related to the Transactions.

By adding the underlined text below, and deleting the strikethrough text below from the third sentence in the last paragraph under the heading entitled “Opinion of Centerview Partners LLC—Selected Public Company Analysis”:

Applying this range of Enterprise Values and adding to it Translate Bio’s estimated net cash of $604 million as of September 30, 2021, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (~~determined~~ calculated based on approximately 75.6 million Shares outstanding and, using the treasury stock method and taking into account the dilutive impact of approximately 12.2 million Shares subject to issuance pursuant to outstanding ~~in-the-money options~~ Stock Options with a weighted average exercise price of $12.42) as of July 30, 2021 as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $13.95 to $31.40, rounded to the nearest $0.05.

By adding the underlined text below, and deleting the strikethrough text below from fourth sentence of the last paragraph under the heading entitled “Opinion of Centerview Partners LLC—Selected Precedent Transaction Analysis”:

Applying this range of Transaction Values and adding to it Translate Bio’s estimated net cash of $604 million as of September 30, 2021, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (~~determined~~ calculated based on approximately 75.6 million Shares outstanding and, using the treasury stock method and taking into account the dilutive impact of approximately 12.2 million Shares subject to issuance pursuant to outstanding ~~in-the-money options~~ Stock Options with a weighted average exercise price of $12.42) as of July 30, 2021 and as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $17.50 to $37.10, rounded to the nearest $0.05.

The table under the heading entitled “Opinion of Centerview Partners LLC—Selected Precedent Transaction Analysis” is hereby deleted in its entirety and replaced with the following:

Date Announced	Date Closed	Target	Acquiror	Transaction Value ($ in millions)
12/15/20	01/22/21	Prevail Therapeutics, Inc.*	Eli Lilly and Company	$785
10/26/20	12/01/20	Asklepios BioPharmaceutical, Inc.*	Bayer Aktiengesellschaft	$2,000
09/21/20	09/21/20	Inflazome, Ltd.	Roche Holding AG	$451
08/17/20	09/25/20	Principia Biopharma, Inc.	Sanofi	$3,364
12/02/19	01/15/20	Audentes Therapeutics, Inc.	Astellas Pharma, Inc.	$2,675
10/10/19	04/02/20	Ra Pharmaceuticals, Inc.	UCB S.A.	$2,191
03/04/19	06/07/19	Nightstar Therapeutics plc	Biogen Inc.	$719
09/26/18	11/02/18	Syntimmune, Inc.*	Alexion Pharmaceuticals, Inc.	$400
05/23/17	06/28/17	True North Therapeutics, Inc.*	Bioverativ, Inc.	$400
Median				$785

*	Denotes transactions with contingent consideration. Transaction Values exclude contingent payments.

By adding the underlined text below, and deleting the strikethrough text below from the second paragraph under the section entitled “Opinion of Centerview Partners LLC—Discounted Cash Flow Analysis”:

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of September 30, 2021 using discount rates ranging from 11.0% to 13.0% (reflecting Centerview’s analysis of Translate Bio’s weighted average cost of capital), determined using the “Capital Asset Pricing Model” and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for a comparable group of companies, yields for U.S. treasury notes, market risk and size premia) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Translate Bio over the period beginning on October 1, 2021 and ending on December 31, 2049, utilized by Centerview based on the Projections, (ii) an implied terminal value of Translate Bio, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2049 at a rate of free cash flow decline of 20% year over year (with the exception of platform and overhead research and development and general and administrative cash flows for which a 2% perpetuity growth rate was applied) (which perpetuity decline and growth rates were based on considerations that Centerview deemed relevant in its professional judgement and experience), as directed by Translate Bio’s management, (iii) tax savings from usage of Translate Bio’s estimated federal net operating losses of $239 million as of December 31, 2020 and future losses and (b) adding to the foregoing results Translate Bio’s estimated net cash of $604 million as of September 30, 2021 and the present value of the estimated cost of a $250 million equity raise in 2026 at a 10% discount and a 5% spread, as set forth in the Projections. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (~~determined~~ calculated based on approximately 75.6 million Shares outstanding and, using the treasury stock method and taking into account the dilutive impact of approximately 12.2 million Shares subject to issuance pursuant to outstanding ~~in-the-money options~~ Stock Options with a weighted average exercise price of $12.42) as of July 30, 2021, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $26.55 to $35.70, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Consideration of $38.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

By adding the underlined text and the table below to the end of the second bullet under the heading entitled “Opinion of Centerview Partners LLC—Other Factors”:

The reviewed stock price targets for the Shares are summarized below:

Broker	Price Target
Roth Capital Partners, LLC	$45.00
Citigroup Inc.	$35.00
The Goldman Sachs Group, Inc.	$35.00
H.C. Wainwright & Co., LLC	$28.00
Jefferies Group LLC	$25.00
Evercore Inc.	$21.00
Truist Financial Corporation	$20.00
SVB Leerink	$19.00
William Blair & Company	n/a
Median	$26.50

By adding the underlined text and the table below, and deleting the strikethrough text below from the third bullet under the heading entitled “Opinion of Centerview Partners LLC—Other Factors”:

Premia Paid Analysis. Centerview performed an analysis of premiums paid in the selected transactions involving publicly traded biopharmaceutical companies, as set forth above in “Selected Precedent Transactions Analysis,” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to ~~(a)~~ the closing price of the applicable target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction ~~and (b) the closing price of the target company’s common stock for the date one day prior to the date on which Sanofi launched an “mRNA Center of Excellence” dedicated to vaccines~~. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 60% to 80% to Translate Bio’s closing stock price on (i) August 2, 2021 (the last trading day before the public announcement of the Transactions) of $29.15, which resulted in an implied price range of approximately $46.65 to $52.45 per Share, rounded to the nearest $0.05 and (ii) June 28, 2021 (the last trading day before Sanofi launched an “mRNA Center of Excellence” dedicated to vaccines) of $22.81, which resulted in an implied price range of approximately $36.50 to $41.06 per Share. The premiums paid in the selected transactions are summarized below:

Date Announced	Date Closed	Target	Acquiror	1-Day Premium (1)
12/15/20	01/22/21	Prevail Therapeutics, Inc.*	Eli Lilly and Company	80%
10/26/20	12/01/20	Asklepios BioPharmaceutical, Inc.*	Bayer Aktiengesellschaft	n/a **
09/21/20	09/21/20	Inflazome, Ltd.	Roche Holding AG	n/a **
08/17/20	09/25/20	Principia Biopharma, Inc.	Sanofi	35%
12/02/19	01/15/20	Audentes Therapeutics, Inc.	Astellas Pharma, Inc.	110%
10/10/19	04/02/20	Ra Pharmaceuticals, Inc.	UCB S.A.	111%
03/04/19	06/07/19	Nightstar Therapeutics plc	Biogen Inc.	68%
09/26/18	11/02/18	Syntimmune, Inc.*	Alexion Pharmaceuticals, Inc.	n/a **
05/23/17	06/28/17	True North Therapeutics, Inc.*	Bioverativ, Inc.	n/a **
Median				80%

(1)	Premium is based on unaffected date

*	Denotes transactions with contingent consideration. 1-Day Premiums exclude contingent payments.
**	n/a indicates that the premium data was not available.

By adding the underlined text after the third sentence of the third paragraph under the heading “Opinion of Centerview Partners LLC—General”:

In the two years prior to the date of its written opinion, Centerview had not been engaged on a fee paying basis to provide financial advisory or other services to Sanofi or Purchaser, and Centerview did not receive any compensation from Sanofi or Purchaser during such period. As disclosed to the Board prior to entering into an engagement agreement with the Company, during such period a separate Centerview team has from time to time engaged in regular, ordinary course discussions with, performed services on an informal basis for, and solicited business from, Sanofi.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraph replaces in its entirety the first paragraph under the heading “Legal Proceedings”, as amended by Amendment No. 1:

Between August 16, 2021 and September 7, 2021, ten complaints were filed in the District Court of the Southern District of New York, the District of Delaware, the Eastern District of Pennsylvania, and the District Court of the Eastern District of New York, respectively, by purported stockholders of Translate Bio: O’Dell v. Translate Bio, Inc., et al. 1:21-cv-06895 (S.D.N.Y. Aug. 16, 2021) (the “O’Dell Action”); Nguyen v. Translate Bio, Inc., et al., 1:21-cv-07062 (S.D.N.Y. Aug. 20, 2021) (the “Nguyen Action”); Ciccotelli v. Translate Bio, Inc., et al., 1:21-cv-07060 (S.D.N.Y. Aug. 20, 2021) (the “Ciccotelli Action”); Blanc v. Translate Bio, Inc., et al., 1:21-cv-07105 (S.D.N.Y. Aug. 23, 2021) (the “Blanc Action”); Finger v. Translate Bio, Inc., et al., 1:21-cv-07098 (S.D.N.Y. Aug. 23, 2021) (the “Finger Action”); O’Neill v. Translate Bio, Inc., et al., 1:21-cv-01202 (D. Del. Aug. 23, 2021) (the “O’Neill Action”); Whitfield v. Translate Bio, Inc., et al., 2:21-cv-03759 (E.D. Pa. Aug. 23, 2021) (the “Whitfield

Action”); Carroll v. Translate Bio, Inc., et al., 1:21-cv-04795 (E.D.N.Y. Aug. 25, 2021) (the “Carroll Action”); Jacobs v. Translate Bio, Inc., et al., 1:21-cv-07239 (S.D.N.Y. Aug. 27, 2021) (the “Jacobs Action”); and Kaloujskikh v. Translate Bio, Inc. et al., 1:21-cv-07461 (S.D.N.Y. Sept. 7, 2021) (the “Kaloujskikh Action”) (collectively, the “Actions”). The Actions name Translate Bio and the members of the board of directors of Translate Bio as defendants, and the Ciccotelli Action also names Sanofi and Purchaser as defendants. The Actions assert claims under Sections 14(d), 14(e), and 20(a) of the Exchange Act and related provisions and, among other things, allege that defendants omitted material information from the Solicitation/Recommendation Statement on Schedule 14D-9 that was filed on August 16, 2021. The Actions seek, among other things, to enjoin or rescind the proposed transaction contemplated by the merger agreement and request an award of attorneys’ and experts’ fees and damages in unspecified amounts.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 7, 2021

Translate Bio, Inc.

By:	/s/ Paul Burgess
Name: Paul Burgess
Title: Chief Operating Officer, Chief Legal Officer and Secretary